UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ALTRA INDUSTRIAL MOTION CORP.

(Exact name of the registrant as specified in its charter)

Delaware	001-33209	61-1478870
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

300 Granite Street, Suite 201 Braintree, Massachusetts	02184
(Address of principal executive offices)	(Zip code)

Glenn Deegan (781) 917-5517

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

ITEM 1.01 – Conflicts Minerals Disclosure and Report

Altra Industrial Motion Corp. and its subsidiaries (collectively, “Altra”) manufacture and distribute a wide range of mechanical power transmission products. Altra evaluated its current product lines and determined that columbite-tantalite ("tantalum"), cassiterite ("tin"), wolframite ("tungsten") and/or gold (collectively, “3TG”) are contained in, and necessary to the functionality or production of, certain products manufactured by Altra or contracted by Altra to be manufactured and are required to be reported in the calendar year covered by this Specialized Disclosure Report. Accordingly, Altra conducted in good faith a reasonable country of origin inquiry regarding the 3TG in our products that was reasonably designed to determine whether any such 3TG originated in the Democratic Republic of the Congo or an adjoining country, or were from recycled or scrap sources.

In accordance with Rule 13p-1, under the Securities Exchange Act of 1934, Altra has filed this Specialized Disclosure Form and the associated Conflict Minerals Report as Exhibit 1.01 hereto. A copy of Altra’s Conflict Minerals Report is publicly available in the “Corporate Governance” section of Altra’s website located at: http://ir.altramotion.com/governance.cfm.

ITEM 1.02 – Exhibit

See Exhibit 1.01 attached hereto.

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALTRA INDUSTRIAL MOTION CORP.

/s/ Glenn Deegan	May 31, 2017
Name: Glenn Deegan	(Date)

Title:            Vice President, Legal and Human Resources, General Counsel and Secretary